SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
(Mark One)

_X_      Registration statement pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934 or


---- Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended           or

---- Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from ___________ to _________________



                                   GEMSTAR RESOURCES LTD.
                          -------------------------------------
                     (Exact name of registrant as specified in this charter)

                                 British Columbia, Canada
                          -------------------------------------
                     (Jurisdiction of incorporation or organization)


        220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0
        ----------------------------------------------------------------------
                       (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:


                       None                                     None
                --------------------                    ----------------------
                (Title of each class)                   (Name of each exchange
                                                          on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares Without Par Value
                         --------------------------------
                                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                    None
                              ----------------
                              (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                              5,652,000 Common Shares
                                             ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                     Yes            No
                                                ----------    ----------

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                  Item 17    X     Item 18.
                                                 --------         ---------

                                                                             II

                                              TABLE OF CONTENTS

                                                                            PAGE
                                                       PART I

ITEM 1.           Identity of Directors, Senior Management and Advisors........1
                           1.1 Directors and Senior Management.................1
                           1.2 Advisors........................................2
                           1.3 Auditors........................................2

ITEM 2.  Offer Statistics and Expected Timetable...............................2

ITEM 3.  Key Information   2
                           3.1 Selected Financial Data.........................2
                           3.2 Capitalization and Indebtedness.................4
                           3.3 Reasons for the Offer and Use of Proceeds.......5
                           3.4 Risk Factors....................................5

ITEM 4.  Information on the Company............................................8
                           4.1 History and Development.........................8
                           4.2 Dotted Lake Property............................9
                           4.3 Competition....................................11
                           4.4 Management and Employees.......................12
                           4.5 Environmental Regulations......................12

ITEM 5.           Operating and Financial Review and Prospects................13
                           5.1 Results of Operations..........................13
                           5.2 Liquidity......................................14

ITEM 6.           Directors, Senior Management and Employees..................14
                           6.1 Directors and Senior Management................14
                           6.2 Compensation of Directors......................16
                           6.3 Board Practices................................17
                           6.4 Employees......................................17
                           6.5 Share Ownership of Directors and Officers......17

ITEM 7.           Major Shareholders and Related Party Transactions...........17
                           7.1 Beneficial Ownership...........................17
                           7.2 Related Party Transactions.................... 18
                           7.3 Interests of Experts and Counsel...............18

ITEM 8.           Financial Information.......................................19
                           8.1 Legal Proceedings..............................19
                           8.2 Significant Changes............................19

ITEM 9.           The Offer and Listing.......................................19
                           9.1 Offering and Listing Details...................19

                                                                            III

ITEM 10.          Additional Information......................................20
                           10.1 Share Capital.................................20
                           10.2 Bylaws and Articles...........................20
                           10.3 Material Contracts............................21
                           10.4 Exchange Controls and other Limitations
                                Affecting Security Holders....................21
                           10.5 Certain Canadian Federal Income Tax C
                                onsequences to U.S. Investors.................22
                           10.6 Documents on Display..........................23

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk...........23

ITEM 12. Descriptions of Securities Other than Equity Securities..............23
                           12.1 Warrants......................................23
                           12.2 Stock Options.................................23

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies......................23

ITEM 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds.............................................................23

                                    PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

SIGNATURE

                                                                             IV

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                     PART I
                                     ------

Item 1.   Identity of Directors, Senior Management and Advisors

     1.1 Directors and Senior Management:

The following table sets forth the name, business address and position of each of the directors and executive officers of the Company:

         Name and Address.............               Position
         --------------                              --------

         Linda Smith                          President, Chief Executive Officer
         RR #1, Site 10C............                 and Director
         Malaspina Drive ...........
         Gabriola Island, B.C.
         Canada

         Shannon Krell                               Director
         RR#1, Site 10C
         Malaspina Drive
         Gabriola Island, B.C.
         Canada

         Alexander Mancor                            Director
         5715 Royal Oak Avenue
         Burnaby, B.C.
         Canada

         Brent Peters                                Secretary
         747 17th Street, Suite 301
         West Vancouver, B.C.
         Canada

     1.2          Advisors:

The following table sets forth the name, business address and position of each of the advisors to the Company:

         Name and Address                                     Position

         Bank of Montreal                                     Banker
         Commercial Banking
         Main Floor, First Bank Tower
         P.O. Box 49500, 595 Burrard Street
         Vancouver, B.C., Canada  V7X 1L7

         Gregory S. Yanke Law Corporation                     Legal Counsel
         200 - 675 West Hastings Street
         Vancouver, B.C., Canada  V6B  1N2

     1.3          Auditors

         Name and Address                                     Position

         S.G. and Associates                                  Auditor
         Chartered Accountants
         8211 Ackroyd Road, Suite 270
         Vancouver, B.C., Canada V6X 3K8


Item 2.  Offer Statistics and Expected Timetable

                  Not applicable


Item 3.  Key Information

     3.1          Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended January 31, 2003, 2002, 2001, 2000 and 1999 and the three-month interim periods ended April 30, 2003 and April 30, 2002. We derived all figures from our financial statements, which were examined by our independent auditor. This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below gave been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 9 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

===================================================================================================================================
                  Three-Month      Three-Month       Fiscal Year      Fiscal Year       Fiscal Year     Fiscal year     Fiscal Year
                  Period Ended     Period Ended         ended            ended             ended         ended Jan.     ended Jan.
                 Apr. 30, 2003    Apr. 30, 2002     Jan. 31, 2003    Jan. 31, 2002     Jan. 31, 2001      31, 2000       31, 1999
                  (unaudited)      (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
Net Operating         Nil              Nil               Nil              Nil              Nil              Nil              Nil
Revenue
-----------------------------------------------------------------------------------------------------------------------------------
Loss from          ($18,072)        ($12,718)         ($62,432)       ($269,158)        ($73,946)        ($104,426)      ($144,437)
operations
-----------------------------------------------------------------------------------------------------------------------------------
Loss per              $0.00            $0.00           ($0.01)          ($0.05)           ($0.01)         ($0.02)          ($0.04)
common share
-----------------------------------------------------------------------------------------------------------------------------------
Total assets        $162,642         $162,544          $162,544         $160,781          $13,536          $3,246          $5,724
-----------------------------------------------------------------------------------------------------------------------------------
Net assets         ($678,713)       ($660,641)        ($660,641)       ($598,209)        ($329,051)      ($255,105)      ($492,788)
-----------------------------------------------------------------------------------------------------------------------------------
Long term debt      $622,998         $617,302          $617,302         $608,250          $239,994          Nil              Nil
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends         Nil              Nil              Nil               Nil              Nil             Nil              Nil
per share
-----------------------------------------------------------------------------------------------------------------------------------
Deficit           ($1,798,599)     ($1,780,487)      ($1,780,487)     $ (1,718,055)     ($1,448,897)    ($1,374,951)    ($1,270,525)
-----------------------------------------------------------------------------------------------------------------------------------
Capital stock      $1,119,846      $1,119,846        $ 1,119,846      $ 1,119,846       $1,119,846       $1,119,846       $777,737
-----------------------------------------------------------------------------------------------------------------------------------
Weighted           5,652,000        5,652,000         5,652,000        5,652,000         5,970,000       5,845,566        4,008,490
average number
of common
shares
===================================================================================================================================

Canadian Generally Accepted Accounting Principles

==================================================================================================================================
                  Three-Month      Three-Month       Fiscal Year     Fiscal Year      Fiscal Year     Fiscal year      Fiscal Year
                  Period Ended     Period Ended         ended           ended            ended           ended            ended
                 Apr. 30, 2003    Apr. 30, 2002       Jan. 31,      Jan. 31, 2002    Jan. 31, 2001   Jan. 31, 2000      Jan. 31,
                  (unaudited)      (unaudited)          2003                                                              1999
----------------------------------------------------------------------------------------------------------------------------------
Net Operating         Nil              Nil               Nil             Nil              Nil             Nil               Nil
Revenue
----------------------------------------------------------------------------------------------------------------------------------
Loss from          ($13,866)        ($12,718)        ($262,432)      $ (69,158)       $ (73,946)       $ (104,426)      $ (144,437)
operations
----------------------------------------------------------------------------------------------------------------------------------
Loss per              $0.00            $0.00           ($0.05)         ($0.01)          ($0.01)         ($0.02)           ($0.04)
common share
----------------------------------------------------------------------------------------------------------------------------------
Total assets        $166,848         $162,544          $162,544        $360,781         $13,536          $3,246            $5,724
----------------------------------------------------------------------------------------------------------------------------------
Net assets         ($674,507)       ($660,641)        ($660,641)      ($398,209)      ($329,051)       ($255,105)       ($492,788)
----------------------------------------------------------------------------------------------------------------------------------
Long term debt      $622,998         $617,302          $617,302        $608,250         $239,994           Nil              Nil
----------------------------------------------------------------------------------------------------------------------------------
Cash dividends         Nil              Nil              Nil              Nil             Nil              Nil              Nil
per share
----------------------------------------------------------------------------------------------------------------------------------
Deficit           ($1,794,353)     ($1,530,773)      ($1,780,487)    ($1,518,055)     ($1,448,897)    ($1,374,951)     ($1,270,525)
----------------------------------------------------------------------------------------------------------------------------------
Capital stock      $1,119,846       $1,119,846       $1,119,846       $1,119,846      $1,119,846       $1,119,846        $777,737
----------------------------------------------------------------------------------------------------------------------------------
Weighted           5,652,000        5,652,000         5,652,000       5,652,000        5,970,000       5,845,566         4,008,490
average number
of common
shares
==================================================================================================================================

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On August 29, 2003, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.3850. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended January 31 and for the six-month period between March 1, 2003 and August 31, 2003, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

       Time Period                             Average Exchange Rate for Period
       -----------                             --------------------------------
    Year ended Jan 31, 2003                                       $1.5650
    Year ended Jan 31, 2002                                       $1.5596
    Year ended Jan 31, 2001                                       $1.4910
    Year ended Jan 31, 2000                                       $1.4779
    Year ended Jan 31, 1999                                       $1.4948

        Time Period                                          Low - High
        -----------                                          ----------
      Month ended August 2003                                 $1.3840 - $1.4100
      Month ended July 2003                                   $1.3368 - $1.4114
      Month ended June 2003                                   $1.3348 - $1.3768
      Month ended May 2003                                    $1.3446 - $1.4221
      Month ended April 2003                                  $1.4336 - $1.4843
      Month ended March 2003                                  $1.4659 - $1.4905

     3.2          Capitalization and Indebtedness

         The following table sets forth our capitalization and indebtedness as at July 31, 2003.

          =====================================================================================================
                                                                                     As at July 31, 2003
          -----------------------------------------------------------------------------------------------------
             Short term debt (unsecured and not guaranteed)                                          $230,357
          -----------------------------------------------------------------------------------------------------
                       Long term debt                                                                $622,998
          -----------------------------------------------------------------------------------------------------
                             Total debt                                                              $841,355
          --------------------------------------------------------------------- -------------------------------

          -----------------------------------------------------------------------------------------------------
                       Shareholder's Equity
          -----------------------------------------------------------------------------------------------------
                       Common shares                                                                $1,119,846
          -----------------------------------------------------------------------------------------------------
                       Retained earnings                                                           ($1,806,653)
          -----------------------------------------------------------------------------------------------------
                       Total shareholders' equity                                                    ($686,807)
          =====================================================================================================

     3.3          Reasons for the Offer and Use of Proceeds

Not Applicable

     3.4          Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on March 31, 1998 to April 30, 2003, we have incurred losses totalling $1,794,353. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of cash flow.

We have limited  financial  resources,  no source of operating  cash flow and no
assurance  that  additional   funding  will  be  available  to  us  for  further
exploration of the Dotted Lake property. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. We have no producing mines at this time.

If we do not obtain additional financing, our business will fail.

As at April 30, 2003, we had cash in the amount of $1,952. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, and while they have been successful in the past, there is no assurance they will be able to do so in the future. These matters raise doubt about the company's ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. None of our directors or officers have any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management's inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to the Dotted Lake property.

There is no assurance of the title to the Dotted Lake property.

The Dotted Lake property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects, though we have no knowledge of any such claims. There is a risk that the property boundaries could be challenged.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. Although we have had no problems obtaining required permits to date, there can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at our project in the future.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any minerals we discover. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

There is currently no trading market for our common shares.

Our common shares do not trade on any recognized stock exchange or quotation system and there is no assurance that a market will develop. In such circumstances, it will be difficult for shareholders to sell their stock. As a result, shareholders may find that they are unable to achieve benefits from their investment.

Our securities may be subject to penny stock regulation.

If a market for our securities develops and the price of our common stock falls below $5.00 per share, then we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.

All of our assets are located outside of the United States. Any judgment obtained in the United States against us may not be collectible within the United States.

As we are incorporated pursuant to the laws of British Columbia, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the British Columbia Company Act.

Item 4            Information on the Company

     4.1          History and Development

We were incorporated under the name "Gemstar Resources Ltd." pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. Our head office is located at 220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0. Our telephone number is (604) 837-2739.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties. We currently own a 100% interest in five contiguous mineral claims known collectively as the Dotted Lake property which are situated in the Blake River area, Thunder Bay Mining Division of Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake property. Further exploration will be required before a final evaluation as to the economic feasibility of the property is determined.

We originally acquired the Dotted Lake property from LCM Equities Ltd., a private British Columbia company owned by Mr. John Donaldson, pursuant to a mineral property purchase agreement dated October 27, 2000. Pursuant to that agreement, we paid $200,000 to acquire a 100% interest in the Dotted Lake property. In our most recently completed fiscal year, our interest in the Dotted Lake property lapsed due to our failure to complete the minimum required assessment exploration work on the claims. However, we re-acquired the property by staking the property in accordance with Ontario laws.

     4.2          Dotted Lake Property

Location and Access
-------------------
The Dotted Lake property is situated in north central Ontario, approximately 50 kilometers northeast of Lake Superior and 260 kilometers east-northeast from the city of Thunder Bay. Manitouwadge (45 kilometers to the north), Marathon (45 kilometers southwest) and White River (50 kilometers southeast) are the closest towns. The latter two communities are situated along Highway 17, part of the Trans-Canada Highway network, while the property itself lies some 20 kilometers north of Highway 17.

Currently, there is no road access directly on to the Dotted Lake property. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer or by snowmobile in winter. Alternatively, another bush road that connects with Highway 614, some
19.2 kilometers north of Hwy 17, terminates approximately 0.7 kilometers north of the north claim boundary.

Title and Claim Status
----------------------
The Dotted Lake property consists of five contiguous mineral claims registered in the name of 1179406 Ontario Ltd., a private Ontario company that holds the claims in trust for us. In order to keep the claims in good standing, we must spend at least $31,200 on exploration of the Dotted Lake property by March 14, 2005.

Previous Exploration
--------------------
Several companies and individuals have conducted exploration activities on various parts of the Dotted Lake property. To date, no mineral deposit has been delineated on the property, and consequently there has been no production from the property nor any reserve or resource estimated.

In 1965, Irish Copper Mines Limited flew a 160 kilometer combined electromagnetic and magnetic survey over the property area. Such surveys involve measuring the strength of the earth's magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area. This particular survey resulted in the discovery of three areas on the property where magnetic readings were high. It was recommended that a follow-up appraisal be conducted over these areas, but there are no records to indicate that they were.

In 1983, Clear Mines Ltd. held claims that covered the Dotted Lake property. During March to June 1983, Clear Mines Ltd. commissioned VLF-EM, magnetic and HEM surveys over the area. A VLF-EM survey consists of two separate surveys: a very low frequency survey and an electromagnetic survey. Very low frequency surveys use radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we seek are above average conductors of electricity and will affect VLF readings. Electromagnetic surveys involve measuring whether or not rocks on the surface and subsurface of the property conduct electricity. Copper and gold are excellent conductors of electricity. Areas of high conductivity are targets for follow-up exploration.

Magnetic surveys involve searching for changes in the magnetic field over property areas. Magnetic anomalies may be a result of accumulations of certain magnetic rocks such as phrrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

A HEM, or horizontal loop electromagnetic survey, is a type of electromagnetic survey that detects how rocks respond to specific electrical frequencies. Three weak HEM conductors were detected on the present claims beneath Dotted Lake. Two west to west southwest VLF anomalies were also delineated.

In 1983, Rodeo Resources Ltd. conducted an exploration program over the southwest corner of the Dotted Lake property. The highest value for 15 rock samples collected from the property included 103 parts per billion ("ppb") gold, two ppb molybdenum, 129 parts per million ("ppm") copper, 90 ppm zinc and one ppm silver.

In 1991, Noranda Exploration Company Limited drilled two holes on the Dotted Lake property. The first hole intercepted a one meter section that contained 2% pyrite and pyrrhotite. The second hole included a 10.7 meter section that contained magnetite, pyrrhotite and a minor amount of chalcopyrite. Pyrite, pyrrhotite, magnetite and chalcopyrite are minerals often found with the precious and base metals we are seeking.

We have not yet conducted any exploration on the Dotted Lake property.

Proposed Exploration
---------------------
Our consulting geologist, Mr. James G. Burns, P.Eng., believes that the Dotted Lake property is under explored due to the fact that it is located between Manitouwadge, a major base metal camp 45 kilometers to the north and Hemlo, a major gold camp 25 kilometers to the southwest. As well, the Dotted Lake property's geology is similar to both the Manitouwadge and Hemlo occurrences.

Mr. Burns recommends a two phase exploration program for the Dotted Lake property. The first phase should consist of line cutting, a induced polarization survey, a magnetic survey and a VLF survey.

Based upon positive results from phase one, Mr. Burns recommends a phase two exploration program consisting of the drilling of targets identified from the results of the phase one work. He suggests the following budgets:

Phase I
-------
Line cutting:                                        $36,800
Induced polarization survey:                         $66,000
Detailing IP survey:                                  $6,000
Magnetic and VLF surveys:                            $17,250
Supervision:                                          $5,000
Geophysical interpretation and reporting:             $7,000
Contingency:                                         $13,950

Total:                                              $152,000

Phase II
--------
Diamond drilling:                                   $150,000
Assays:                                               $4,000
Geologist:                                           $25,000
Core shack/office rental:                             $5,000
Reporting:                                            $1,750
Drafting:                                             $2,000
Contingency:                                          $2,000

Total:                                              $206,000

4.3          Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

     4.4          Management and Employees

We do not have any employees other than our directors and officers.

The Company is a party to an agreement with Darcy Krell, spouse of Linda Smith, President and a Director of the Company, whereby Mr. Krell is engaged to perform certain management relations services on our behalf at a fee of $2,500 per month.

     4.5          Environmental Regulations


We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of Ontario, specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond. To date, we have not been required to post a bond with respect to exploration on the Dotted Lake property.

In addition, production of minerals in Ontario will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known at this time.

We have budgeted for regulatory compliance costs as part of our operations. We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of future exploration. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings in the event a potentially economic deposit is discovered.

Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

 -        Water discharge will have to meet water standards;

 -        Dust generation will have to be minimal or otherwise re-mediated;

 - Dumping of material on the surface will have to be re-contoured and re-vegetated;

 - An assessment of all material to be left on the surface will need to be environmentally benign;

 -        Ground water will have to be monitored for any potential contaminants;

 - The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

 - There will have to be an impact report of the work on the local fauna and flora.


Item 5.  Operating and Financial Review and Prospects

         5.1      Results of Operations

In 1997, we entered into an agreement to acquire 95% all of the property, assets and undertaking associated with the Dalian Maple Leaf International School located in the City of Dalian, China. In consideration for the school assets, we agreed to issue to the owners of the school 45,780,000 common shares and 5,500,000 performance escrow shares having a total deemed value of $11,500,000. Due to difficulties meeting Vancouver Stock Exchange requirements, in our fiscal year ended January 31, 1999, we agreed with the Dalian Maple Leaf International School to terminate our agreement.

During that fiscal year, we incurred a loss of $144,437 consisting of management fees $60,000, interest and bank charges of $34,942, legal fees $24,725, brokerage sponsorship fees of $15,000 payable in connection with the acquisition of the Dalian school, listing and transfer fees of $6,233, accounting and audit fees of $1,865 and conference costs of $1,672.

We were essentially inactive during the fiscal year ended January 31, 2000. Management investigated several business acquisition opportunities in China, but did not reach any agreements to acquire assets. During the fiscal year, we incurred a loss of $104,426 consisting entirely of the following administrative fees: accounting and legal fees of $42,882, management fees of $30,000, interest and bank charges of $24,426, listing and transfer fees of $6,498 and office costs of $620.

In our fiscal year ended January 31, 2001, we underwent a complete change in management. Mr. Sherman Jen, Wei Shao and Wang Qing Li resigned as directors in place of Linda Smith, Alexander Mancor, Frank McGill and Shannon Krell. Ms. Smith replaced Mr. Jen as our president. Upon the change of management, we entered into an agreement whereby we acquired a 100% interest in the Dotted Lake property consisting of 76 mineral claim units. The property is located in the Thunder Bay Mining Division approximately 16 miles south-southeast of Manitouwadge, Ontario.

During the fiscal year, we spent $73,946 on administrative expenses consisting of management fees of $35,000, bank charges and interest of $16,397, accounting and legal fees of $9,086, office costs of $7,248, listing and filing fees of $5,063 and transfer agent fees of $1,152.

In the following fiscal year ended January 31, 2002, we completed our acquisition of the Dotted Lake property by paying $200,000 in cash to the vendor, LCM Equities Ltd., a private arm's length British Columbia company. We also advanced $152,000 to LCM Equities Ltd. as an advance for exploration of the Dotted Lake property. We acquired the funds for the property payment and exploration advance from director and shareholder loans.

We incurred a net loss of $269,158 in the fiscal year ended January 31, 2002 consisting of the $200,000 payment we made in connection with the Dotted Lake property acquisition, $20,791 in office costs, $20,000 in management fees, $10,481 in accounting and legal costs, $5,970 in listing and filing fees, $4,684 in consulting fees, $2,785 in transfer agent fees, $2,286 in bank charges and interest, $1,436 in travel costs and $725 in advertising and promotion expenses. In comparison with fiscal 2001, our net loss increased substantially due to the payment made in connection with our property acquisition. Administrative expenses decreased slightly in fiscal 2002 due to a reduction in fees charged by new management.

In the fiscal year ended January 31, 2003, we incurred a net loss of $62,432 consisting of management fees of $30,000, office costs of $20,871, legal and accounting fees of $8,390, listing and filing fees of $2,050, transfer agent costs of $647, bank charges and interest of $292, travel costs of $158 and advertising and promotion costs of $24. Our net loss decreased in comparison with fiscal 2002 primarily due to a reduction in consulting fees and a reduction in filing fees.

During the three-month period ended April 30, 2003, we incurred a net loss of $18,072. This amount consisted of management fees ($7,500), office costs ($4,718), restaking costs related to the Dotted Lake property ($4,206), consulting fees ($1,035), accounting and legal fees ($400) and bank charges and interest ($213). At April 30, 2003, we had cash on hand of $1,952, prepaid exploration work of $152,000 and taxes receivable of $1,790. We also had accounts payable and accrued liabilities of $218,357 and loans payable of $622,998.

     5.2          Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. We expect to finance operations through the sale of equity in the foreseeable future or through director and shareholder loans, as we have no source of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from our intended exploration programs on our properties are unsuccessful.


Item 6.  Directors, Senior Management and Employees

     6.1          Directors and Senior Management

Directors:

Name of Director                     Age
----------------------              ----
Linda Smith                          54
Shannon Krell                        26
Frank McGill                         63

Executive Officers:

Name of Officer                     Age              Office
--------------------                -----             -------
Linda Smith                          54              President and Chief
                                                     Executive Officer
Brent Peters                         49              Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Linda Smith has acted as our president and as a director since October 27, 2000. Ms. Smith has also acted as Blue Lightning Ventures Inc.'s president and as a director from October 1999 to present. She also acted in the same capacities for Big Bar Gold Corporation from August 1999 to June 2003 and for Candorado Operating Company Ltd. from June 2000 to November 2001. All of these companies are British Columbia and Alberta reporting corporations involved in mineral property exploration. Mr. Smith was also employed part-time as a dental assistant from 1995 to 2002.

Shannon Krell

Shannon Krell has acted as our director since October 27, 2000. She has been a psychology student for the past five years and is currently attending Douglas College and the University of British Columbia.

Alexander Mancor

Mr. Mancor has acted as our director since October 27, 2000. For the past five years, Mr. Mancor has owned and managed a series of residential rental properties in Burnaby, British Columbia. From 1973 to 1995, he acted as a contract distributor for Pacific Press Ltd. where he was in charge of wholesale and retail distribution of the Vancouver Province and Vancouver Sun newspapers in the Burnaby region.

Brent Peters

Mr. Peters has acted as our secretary since August 21, 2003. Since 1980, he has acted as President and owner of Colwood Enterprises Ltd., a private British Columbia company that provides management and consulting services to reporting companies in British Columbia and Alberta. He has acted as a director of Consolidated Jaba Inc. (from November 1997 to present), as chief financial officer and a director of Strikezone Minerals (Canada) Ltd. (from August 2002 to present) and as president, chief executive officer and a director of B2B Solutions Inc. (from March 2000 to present), all of which are British Columbia and Alberta reporting companies involved in mineral property exploration.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

         6.2      Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended January 31, 2003.

                           Summary Compensation Table
=======================================================================================================================

    Name and      Year             Annual Compensation                             Long-term Compensation
   Principal
    Position
-----------------------------------------------------------------------------------------------------------------------
                                                     Other                 Awards
                               Salary       Bonus    Annual       ---------------------------      LTIP       All Other
                                                     Compensation                Securities      payouts    Compensatio
                                                                                 Underlying
                                                                  Restricted      Options/
                                                                  Stock Awards       SAR's
-----------------------------------------------------------------------------------------------------------------------
Linda Smith         2003        Nil          Nil        Nil           Nil            Nil          Nil          Nil
President,
Chief Executive
Officer and
Director
-----------------------------------------------------------------------------------------------------------------------
Shannon Krell       2003        Nil          Nil        Nil           Nil            Nil          Nil          Nil
Director
-----------------------------------------------------------------------------------------------------------------------
Alexander Mancor    2003        Nil          Nil        Nil           Nil            Nil          Nil          Nil
Director
-----------------------------------------------------------------------------------------------------------------------
 Frank McGill       2003        Nil          Nil        Nil           Nil            Nil          Nil          Nil
 Former
 Director
-----------------------------------------------------------------------------------------------------------------------
Brent Peters        2003        Nil          Nil        Nil           Nil            Nil          Nil          Nil
Secretary
=======================================================================================================================
        >

 6.3      Board Practices

Linda Smith has acted as our President and a director since October 27, 2000. Alexander Mancor and Shannon Krell directors on the same date. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to an agreement with Darcy Krell, spouse of Linda Smith, our president and a director, whereby Mr. Krell is engaged to perform certain management relations services on our behalf at a fee of $2,500 per month.

Our audit committee is comprised of Linda Smith, Alexander Mancor and Shannon Krell. We have not appointed a remuneration committee.

         6.4      Employees

We have not had any employees other than our directors and officers. When required, we have retained geological and other consultants.

         6.5      Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this registration statement:
                                                       Percentage of Outstanding
                           Number of Shares Owned           Common Shares
                           ---------------------            -------------
Linda Smith:                           567,825                  10.05%
Shannon Krell:                               0                   0.00%
Alexander Mancor:                            0                   0.00%
Brent Peters:                                0                   0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this registration statement which is 5,651,714.

No incentive stock options are outstanding to our directors and officers.


Item 7.  Major Shareholders and Related Party Transactions

         7.1      Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this registration statement, 5,651,714 common shares are issued and outstanding. The Company is authorized to issue up to 100,000,000 common shares without par value.

As of the date of this registration statement, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Name of Shareholder                Number of Shares  Percentage of Issued Shares
------------------                 ----------------  ---------------------------
Darcy Krell                                 900,000                      15.92%
Sherman Jen                                 637,500                      11.28%
Linda Smith                                 567,825                      10.05%
Ryan Krell                                  500,000                       8.85%
Frank McGill                                409,119                       7.24%

Each of our issued shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

     7.2          Related Party Transactions

Since January 31, 2000, there are no transactions which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

       a) since November 2000, we have paid $2,500 per month for management fees to Darcy Krell doing business as DK Financial
           Consultants. Mr.Krell is the spouse of our president, Ms.Linda Smith;

       b) since November 2000, we have paid $1,500 per month for rent and office expenses to Darcy Krell doing business as DK Financial Consultants;

       c) on February 15, 2002, Shannon Krell, one of our directors, advanced $75,000 to us as a non-interest bearing loan with no fixed terms of repayment;

       d) between November 2000 and July 2001, Ryan Krell, brother of Shannon Krell, advanced a total of $106,574 to us as a non-interest bearing loan with no fixed terms of repayment;
       e) between November 2000 and December 2001, Linda Smith, our president and a director, advanced a total of $413,061 to us as a non-interest bearing loan with no fixed terms of repayment. We have repaid $10,796 of this amount; and

       f) between August 2000 and February 2003, Darcy Krell, spouse of Ms. Linda Smith, advance a total of $330,930 to us as a non-interest bearing loan with no fixed terms of repayment. We have repaid $302,747 of this amount.

     7.3          Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

Item 8.  Financial Information

     8.1          Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us, except for a British Columbia Supreme Court action by Ellis Foster, Chartered Accountants, our form auditor, for $51,680.54 as at June 30, 2001, plus interest accruing thereafter at a rate of 1% per month.

Ellis Foster commenced legal action against us, Dalian Maple Leaf International School, Sherman Investment Ltd. and Shu Liang Sherman Jen and Lan Ying Li on October 19, 2001. The claim alleges that Ellis Foster provided accounting and audit services to the defendants in connection with the preparation of financial statements relating to our proposed acquisition of Dalian Maple Leaf International School.

We have filed a Statement of Defence in the action denying that we retained Ellis Foster to provide accounting and audit services in connection with the preparation of financial statements for Dalian Maple Leaf International School. We further state that the other defendants are responsible for any fees incurred. Ellis Foster has not taken any steps to proceed with its legal claim since November 23, 2001.

     8.2          Significant Changes


There have been no significant changes since the date of the audited financial statements included herein.


Item 9.  The Offer and Listing

     9.1          Offer and Listing Details

Our common shares previously traded on the Canadian Venture Exchange and Vancouver Stock Exchange under the symbol "GMS". On July 12, 2001, our shares were suspended from trading on the TSX Venture Exchange due to our failure to meet the exchange's minimum working capital requirements. Accordingly, there is no current market for our common shares.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

Period                                               High                   Low
-------                                              ----                 -----
February 1, 1999 to January 31, 2000                 $0.15                $0.03
February 1, 2000 to January 31, 2001                 $0.25                $0.06

We intend to apply to have our common shares quoted on the National Association of Securities Dealers' over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.

Item 10. Additional Information

     10.1 Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value. Our issued share capital as of the date of this registration statement is 5,651,714 fully paid common shares without par value. We did not issue any common shares in our capital in our fiscal year ended January 31, 2003, and we have not issued any common shares since that date.

All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of our board of directors.

We do not hold any of our own shares.

We do not have any potential obligations to increase our issued capital.

Since February 1, 2000, we have not issued any common shares in our capital.

     10.2 Memorandum and Articles of Association

We were incorporated under the Company Act of British Columbia by registration of our articles of incorporation and memorandum. Pursuant to the provisions of the Company Act, a company may conduct any business that it is not restricted by the terms of its articles from conducting. Our articles contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our articles of association that establish any threshold for disclosure of ownership. However, the British Columbia and Alberta Securities Commissions require that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

     10.3 Material Contracts

We have not entered into any material contracts within the past two years.

     10.4 Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"
                                                                      --------

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

     10.5 Canadian Federal Income Tax Consequences to United States
                  Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

     10.6 Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we may make our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so until after the effective date of this registration statement.


Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.


Item 12. Descriptions of Securities Other than Equity Securities

         12.1     Warrants

We have no warrants issued and outstanding.

         12.2     Stock Options

We have no incentive stock options issued and outstanding.

                           PART II
                           -------
Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Not applicable

Item 16.

Not applicable

                           PART III
                           --------
Item 17. Financial Statements

Our audited financial statements include:

-     our balance sheets as at January 31, 2003 and January 31, 2002;

- the following statements for the fiscal years ended January 31, 2003, 2002 and 2001:

       -        statements of operations and deficit; and

       -        statements of cash flows; and

-     notes to the financial statements.

All of these were prepared by our auditor, S.G. and Associates, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 9. All figures are expressed in Canadian dollars.

Our unaudited financial statements include:

-        our balance sheets at April 30, 2003 and January 31, 2003;

- our statements of loss and deficit for the three-month periods ended April 30, 2003 and April 30, 2002;

- our statements of cash flows for the three-month periods ended April 30 2003 and April 30, 2002; and

-        notes to the financial statements.

All of these were prepared in accordance with interim reporting requirements under United States generally accepted accounting principles. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

         See "Item 17 Financial Statement"
                      -------------------

Item 19. Exhibits

     Exhibit 1:   Financial Statements

     Exhibit 2:   Certificate of Incorporation

     Exhibit 3:   Memorandum and Articles of Association

     Exhibit 4: Management Agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.

     Exhibit 5:   Consent of S.G. and Associates, Chartered Accountants

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.





                                                     GEMSTAR RESOURCES LTD.

Dated:  September 16, 2003
                                                     By:  /s/ Linda Smith
                                                    ----------------------
                                                    Linda Smith, President